Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kobex Minerals Inc. (the “Issuer”) (formerly IMA Exploration Inc.) #709 - 837 West Hastings Street Vancouver, BC V6C 3N6 Phone: (604) 687-1828

2.	Date of Material Change

October 26, 2009

3.	Press Release

The press release was released on October 26, 2009 through various approved public media and filed with the TSX Venture Exchange, the NYSE AMEX Exchange and the British Columbia, Alberta, Ontario Securities Commissions and the Autorité des marchés financiers in Quebec.

4.	Summary of Material Change(s)

The Company announced that effective Oct 26, 2009 it has sold 8,333,333 warrants of Blue Sky Uranium Crop. for proceeds totalling $528,333,31.

5.	Full Description of Material Change

See attached news release.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

Samuel Yik, Chief Financial Officer Phone: (604) 688-9368

9.	Date of Report

November 2, 2009.

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